SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares/ American Depositary Shares

(Title of Class of Securities)

G90565 10 5 (Ordinary Shares)/ 89628E 10 4 (American Depositary Shares)

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G90565 10 5/89628E 10 4	Schedule 13 G

1	NAME OF REPORTING PERSON South Great Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G90565 10 5/89628E 10 4	Schedule 13 G

1	NAME OF REPORTING PERSON Jianwei Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,301,554 American depositary shares representing 130,155,400 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,301,554 American depositary shares representing 130,155,400 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,554 American depositary shares representing 130,155,400 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G90565 10 5/89628E 10 4	Schedule 13 G

1	NAME OF REPORTING PERSON Juanhua Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,301,554 American depositary shares representing 130,155,400 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,301,554 American depositary shares representing 130,155,400 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,554 American depositary shares representing 130,155,400 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G90565 10 5/89628E 10 4	Schedule 13 G

1	NAME OF REPORTING PERSON Diamond Family Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,301,554 American depositary shares representing 130,155,400 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,301,554 American depositary shares representing 130,155,400 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,554 American depositary shares representing 130,155,400 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON CO

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (“Trina Solar”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

South Great Investment Limited Mr. Jianwei Shi Ms. Juanhua Shi Diamond Family Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of South Great Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

The business address of Mr. Jianwei Shi is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.

The business address of Ms. Juanhua Shi is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.

The business address of Diamond Family Limited is c/o Merrill Lynch Bank and Trust Company (Cayman) Limited, PO Box 1164GT, 4th Floor Harbour Centre, North Church Street, Grand Cayman KY1-1104, Cayman Islands.

ITEM 2	(c)	CITIZENSHIP:

The place of organization of South Great Investment Limited is British Virgin Islands. Mr. Jianwei Shi is a citizen of the People’s Republic of China. Ms. Juanhua Shi is a citizen of the People’s Republic of China. The place of organization of Diamond Family Limited is Cayman Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value American Depositary Shares (“ADSs”), each representing 100 ordinary shares

ITEM 2	(e).	CUSIP NUMBER:

Ordinary Shares: G90565 10 5 American Depositary Shares: 89628E 10 4

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
South Great Investment Limited	0	0	0	0	0	0
Mr. Jianwei Shi	1,301,554 ADSs representing 130,155,400 ordinary shares	5.1%	0	1,301,554 ADSs representing 130,155,400 ordinary shares	0	1,301,554 ADSs representing 130,155,400 ordinary shares
Ms. Juanhua Shi	1,301,554 ADSs representing 130,155,400 ordinary shares	5.1%	0	1,301,554 ADSs representing 130,155,400 ordinary shares	0	1,301,554 ADSs representing 130,155,400 ordinary shares
Diamond Family Limited	1,301,554 ADSs representing 130,155,400 ordinary shares	5.1%	1,301,554 ADSs representing 130,155,400 ordinary shares	0	1,301,554 ADSs representing 130,155,400 ordinary shares	0

Prior to May, 2007, South Great Investment Limited, a British Virgin Islands company, was the record owner of 189,600,000 ordinary shares of Trina Solar. Mr. Jianwei Shi is the sole shareholder of South Great Investment Limited. In May 2007, South Great Investment Limited transferred all the 189,600,000 ordinary shares of Trina Solar to Diamond Family Limited, a Cayman Islands company. Accordingly, Diamond Family Limited became the record owner of the 189,600,000 ordinary shares.

As of December 31, 2007, Diamond Family was the record owner of 130,155,400 ordinary shares of Trina Solar, which were represented by 1,301,554 American depositary shares. Diamond Family Limited is wholly owned by The Shi Trust. The management committee of The Shi Trust consists of the settlor Mr. Jianwei Shi, and his wife, Ms. Juanhua Shi. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jianwei Shi and Ms. Juanhua Shi form a group and may be deemed to beneficially own all of the shares held by Diamond Family Limited. The trustee of The Shi Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited (the “Trustee”), and the Trustee is not a beneficial owner of the securities in Trina Solar under Section 13(d) of the Exchange Act.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

South Great Investment Limited does not hold any shares in Trina Solar. Not applicable to other reporting persons.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Item 2 for the information of Mr. Jianwei Shi and Ms. Juanhua Shi.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

South Great Investment Limited	By:	/s/ Jianwei Shi
	Name:	Jianwei Shi
	Title:	Director

Jianwei Shi	/s/ Jianwei Shi
Jianwei Shi

Juanhua Shi	/s/ Juanhua Shi
Juanhua Shi

Diamond Family Limited	By:	/s/ Grace Tang /s/ Kate Toh
	Name:	Grace Tang / Kate Toh
	Title:	Authorized Signatories for and on behalf of Fiduciary Services Limited as sole director of Diamond Family Limited

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement